One CVS Drive
Woonsocket, RI 02895

June 26, 2015
Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: CVS Health Corporation Registration Statement on Form S-3 (File No. 333-205156) filed on June 23, 2015
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-3 (File No. 333-205156) filed by CVS Health Corporation on June 23, 2015 (the “Registration Statement”).
Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of registration fee table:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a) may determine.”
Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at (401) 765-1500 or Stephen T. Giove at (212) 848-7325.
Yours sincerely,
/s/ Colleen M.McIntosh
Colleen M. McIntosh, Esq.
Senior Vice President, Corporate Secretary and Assistant General Counsel
CVS Health Corporation

cc:	Stephen T. Giove, Esq.
Shearman & Sterling LLP

CVS pharmacy / caremark / minute clinic / specialty